UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of August, 2007

Commission File Number 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 2500 Toronto, Ontario, Canada M5J 2T7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-_____________.

Astris Energi Announces Change of Name and Trading Symbol

TORONTO, ONTARIO, CANADA, August 22, 2007 -- (OTC Bulletin Board - ASRNF)(the “Company” or “Astris”) announced today that its previously announced change of name to “Carthew Bay Technologies Inc.” is now effective. This change of name was approved by the Company’s shareholders at its annual and special meeting held on July 10, 2007.

The Company’s OTC Bulletin Board trading symbol has also changed to “CWBYF”.

For further information, please contact:

Michael Liik
Ph: 416-307-4015
Brian Clewes
Ph: 416-493-5586
Carthew Bay Technologies Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ASTRIS ENERGI INC. n/k/a Carthew Bay Technologies Inc. (Registrant)

Dated: August 22, 2007	By:	/s/ Michael Liik
Michael Liik, President and CEO

ASTRIS ENERGI INC. n/k/a Carthew Bay Technologies Inc. (Registrant)

Dated: August 22, 2007	By:	/s/ Brian Clewes
Brian Clewes, CFO, Secretary and Treasurer

Dated: August 16, 2007